
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 23, 2025

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
428 South Seiberling Street
Akron, Ohio 44306

     **Re: BIT Mining Limited
         Registration Statement on Form F-3
         Filed May 16, 2025
         File No. 333-287337**

Dear Xianfeng Yang:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Lulu Cheng at 202-551-3811 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Crypto Assets

cc: Yi Gao